Via Edgar

August 25, 2016

Mr. Eric McPhee, Senior Staff Accountant

Mr. Howard Efron, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Lodging Group, Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed April 20, 2016
File No. 1-34656

Dear Mr. McPhee and Mr. Efron,

This letter sets forth the Company’s response to the comment contained in the letter dated August 12, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015 filed on April 20, 2016 (the “2015 Form 20-F”). The comment is repeated below in bold and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2015

Financial Statements

Segment reporting, page F-16

1.	We note your disclosure indicates that you have a single segment. Please tell us how you have reached this conclusion, in greater detail, in light of your disclosure on page 55 which appears to indicate that you track leased hotel details separate from manachised and franchised hotel information. We also note that in your press releases you disclose your operational data by segment, Economy hotels and Midscale and upscale hotels. Please refer to ASC 280-10-50.

The Company respectfully advises the Staff that the Company operates its business as a single segment as the Company’s chief operating decision maker (“CODM”) reviews the performance of the Company on a consolidated basis, while revenue and certain operating data of the Company are reviewed on a more disaggregated basis to identify performance problems at individual locations and allocate resources.

The Company submits that this conclusion is in accordance with the guidance in ASC 280-10-50-1, which states that an operating segment is a component of a public entity that has all of the following characteristics:

a.     It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.     Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.     Its discrete financial information is available.

The Company's chief executive officer, Ms. Min (Jenny) Zhang, is the CODM, as Ms. Zhang is responsible for decisions about overall resource allocation and performance assessment of the Company. The Company's strategy is to continue innovating its product, with a focus on expansion and increase of revenues. The information the CODM regularly reviews to monitor the Company's performance and allocate resources has been driven by the Company's strategy and principally focuses on industry metrics including occupancy rate, revenue per available room ("RevPAR"), available daily rate ("ADR") and number of hotels by scale/brand, revenue by type of hotel and total net income at the consolidated level. No other discrete financial information is regularly reviewed by the CODM for resource allocation. Therefore, the Company has reached the conclusion that it has only one operating segment as defined by ASC 280-10-50-1.

The Company disclosed a non-GAAP measure "hotel income", which is the difference between net revenues and hotel operating costs. In response to investors' requests, the Company acknowledges that it disclosed such information for leased hotels and manachised and franchised hotels in the past publicly. However, such information has not been utilized by the CODM to evaluate performance and allocate resources, and as such, does not represent operating results contemplated by ASC 280-10-50-1. Based on the fact that such information is not utilized by the CODM to monitor and manage the Company’s business, the Company ceased disclosing such information starting in the first quarter of 2016.

The Company does however disclose the industry metrics, by type of property, including Economy, Midscale and Upscale hotels in its public disclosures, including occupancy rate, RevPAR, and ADR. However, none of these industry metrics represents a measure of profit or loss for the Economy, Midscale and Upscale hotels. Furthermore, in consideration of the guidance in ASC 280-10-50-7, the Company notes that neither its leased hotels nor manachised and franchised hotels have separate managers in charge that would constitute "segment managers" as contemplated in ASC 280. Therefore, the Company believes its conclusion that it operates as one reportable segment in accordance with ASC 280 is appropriate.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or require additional information, please do not hesitate to contact me, Mr. Teo Nee Chuan (teoneechuan@huazhu.com; telephone: +86-21-61952011-7135; fax: +86-21-61959586) or our attorney, Ms. Shuang Zhao (szhao@cgsh.com; telephone: +852 2532 3783; fax: +852 2845 9026) at Cleary Gottlieb Steen & Hamilton (Hong Kong).

Very truly yours,

/s/ Teo Nee Chuan
Teo Nee Chuan
Chief Financial Officer

cc:

Min (Jenny) Zhang, Chief Executive Officer, China Lodging Group, Limited

Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton (Hong Kong)